Exhibit 99.2

CytoMed Therapeutics Limited Announces Closing of US$9,649,476 Firm Commitment Initial Public Offering

Singapore, April 18, 2023 /PRNewswire/ — CytoMed Therapeutics Limited (“CytoMed” or the “Company”) (Nasdaq: GDTC ), a pre-clinical biopharmaceutical company focused on developing novel cell-based immunotherapies for the treatment of human cancers, today announced the closing of its firm commitment initial public offering of 2,412,369 ordinary shares at a public offering price of US$4.00 per share, for total gross proceeds of US$9,649,476, before deducting underwriting discounts, commissions and other related expenses. In addition, CytoMed has granted the underwriters a 45-day option to purchase up to an additional 361,855 ordinary shares at the public offering price, less underwriting discounts and commissions. The shares began trading on the Nasdaq Capital Market on April 14, 2023 under the ticker symbol “GDTC”.

The Benchmark Company, LLC acted as the bookrunning manager and Axiom Capital Management, Inc. acted as a co-managing underwriter, in connection with the offering. The Securities and Exchange Commission (the “SEC”) declared effective a registration statement on Form F-1 relating to the shares on March 31, 2023. A final prospectus related to the offering was filed on April 17, 2023 and made available on the SEC’s website at http://www.sec.gov. The offering was made only by means of a prospectus. Electronic copies of the final prospectus may be obtained from The Benchmark Company, LLC, 150 E 58th Street, 17th floor, New York, NY 10155, or by telephone at (212) 312-6700, or by email at prospectus@benchmarkcompany.com. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About CytoMed

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. It is a pre-clinical biopharmaceutical company focused on harnessing its licensed proprietary technologies to create novel cell-based immunotherapies for the treatment of human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T in treating hematological malignancies as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into treatment of solid tumors. For more information about CytoMed, please visit www.cytomed.sg.

Forward Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s expectations regarding the impact of the ongoing COVID-19 pandemic on its business, the Company’s industry and the economy; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investors:
CytoMed Therapeutics Limited
Email: enquiry@cytomed.sg

Investor Relations:
Crocker Coulson, CEO, AUM Media

+1 (646) 652-7185
crocker.coulson@aummedia.org